SCHEDULE D

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the filing of Amendment No. 7. All transactions were effectuated in the open market through a broker, except where otherwise noted. Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per Share ($) column is a weighted average price. These Shares were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold at each separate price.

OASIS INVESTMENTS II MASTER FUND LTD.

Trade Date	Shares Purchased (Sold)	Price ($)*	Price Range ($)*

07/07/2026 07/08/2026 07/29/2026 07/31/2026 08/03/2026	(30,000) (28,720) (20,000) (80,000) (18,222)	27.50 27.51 19.50 19.50 20.00	27.50 – 27.52 27.50 – 27.51

*       Excluding commissions, SEC fees, etc. (rounded to nearest cents).